

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 12, 2008

<u>Via U.S. mail and facsimile</u>

Mr. C.E. Rick Strattan
Chief Financial Officer
CTD Holdings, Inc.
27317 N.W. 78th Avenue
High Springs, FL 32643

      RE: Form 10-KSB for the fiscal year ended December 31, 2007
             File No. 000-24930

Dear Mr. Strattan:

      We have reviewed your response letter dated November 5, 2008 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. We note that you provided the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated September 3, 2008. Please provide the requested acknowledgements in writing directly from management with your next response letter.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

(g) Intangibles, page F-8

2. We note your response to comment eight from our letter dated September 3, 2008.
    Please show us how you will revise your disclosures to quantify the extent to which
    capitalized patent database costs represent internal costs compared to external costs.
    Please also disclose how you will differentiate between the types of costs that you
    consider to be adding new data (and therefore, capitalized under your policy) and the
    types of costs that you consider to be updating the database (and therefore, expensed
    under your policy). We note your disclosure in the Liquidity section of your MD&A
    that you expected the database to be completed by March 31, 2008. However, your
    November 5, 2008 response letter seems to indicate that the database has not been
    completed yet. Please tell us and revise future filings to disclose when you expect the
    database to be placed in service.

Note 3 – Property and Equipment, page F-8

3. We note your proposed revisions to future filings as provided in your response to
    comment eleven from our letter dated September 3, 2008. Please revise your
    impairment policy to indicate how you comply with SFAS 144, which supersedes
    SFAS 121. Please also confirm, if true, that you have applied the provisions of SFAS
    144 since the fiscal year beginning after December 15, 2001.

Note 9 – Income Taxes, page F-12

4. We note your proposed revisions to future filings as provided in your response to
    comment twelve from our letter dated September 3, 2008. Please check the
    mathematical accuracy of your proposed future filing disclosures and revise them as
    necessary. For example, it is unclear how a $400,000 valuation allowance on
    $450,000 of gross deferred tax assets results in net deferred tax assets of $450,000.
    Please also show us how you will revise your rate reconciliation as necessary for
    consistency.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosures

Management's Annual Report on Internal Control over Financial Reporting

5. We note your proposed amendment to your Form 10-KSB in response to comment thirteen from our letter dated September 3, 2008. You have concluded that your internal controls over financial reporting (defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) were effective as of December 31, 2007. However, your proposed revisions still do not disclose the conclusions of your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Please amend your Form 10-KSB to describe the conclusions reached by your principal executive and financial officer(s) regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief